EXHIBIT 99.1

Bellatrix Announces Meeting Details In Connection With Recapitalization Transaction

CALGARY, Alberta, April 16, 2019 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX: BXE) announced today that the Ontario Superior Court of Justice (Commercial List) (the “Court”) has issued an interim order (the “Interim Order”) authorizing, among other things, the holding of the following meetings (collectively, the “Meetings”): (i) a meeting (the “Senior Unsecured Noteholders’ Meeting”) of holders of the Company’s outstanding 8.5% senior unsecured notes due 2020 (the “Senior Unsecured Notes”); (ii) a meeting (the “Convertible Debentureholders’ Meeting”) of holders of the Company’s outstanding 6.75% convertible debentures due 2021 (the “Convertible Debentures”); and (iii) a meeting (the “Shareholders’ Meeting”) of holders of the Company’s common shares (collectively, the “Shares”), in each case to consider and vote upon a corporate plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (the “CBCA”) to implement the previously announced proposed recapitalization transaction (the “Recapitalization Transaction”).

As previously announced by the Company in its March 29, 2019 news release (the “Transaction Announcement”), the proposed Recapitalization Transaction would on implementation, among other things, (i) reduce the Company’s total outstanding debt by approximately C$110 million (approximately 23%), (ii) reduce annual cash interest payments by over C$12 million annually until December 31, 2021, (iii) address certain debt maturities such that the Company would have no maturity dates in respect of any non-revolving debt until 2023; and (iv) improve and strengthen the Company’s overall financial position.  Additional key terms of the Recapitalization Transaction are described in the Transaction Announcement.

To date, the proposed Recapitalization Transaction has the support of holders of approximately 90% of the Senior Unsecured Notes and approximately 50% of the Convertible Debentures that have agreed to vote in favour of the Plan of Arrangement pursuant to support agreements entered into with the Company.

The Meetings, Voting and Early Consent Matters

The Meetings in respect of the Plan of Arrangement are scheduled to be held on May 23, 2019, at 610 10 Ave SW, Calgary, Alberta, T2R 1M3 in the Gerwing Room at the Residence Inn by Marriott.  Pursuant to the Interim Order, the Senior Unsecured Noteholders’ Meeting is scheduled to begin at 9:30 a.m. (Calgary time), the Convertible Debentureholders’ Meeting is scheduled to begin at 10:00 a.m. (Calgary time) and the Shareholders’ Meeting is scheduled to begin at 10:30 a.m. (Calgary time).

The record date (the “Record Date”) for voting at the Meetings is 5:00 p.m. (EDT) on April 16, 2019.

Holders of the Senior Unsecured Notes (the “Senior Unsecured Noteholders”) and holders of the Convertible Debentures (the “Convertible Debentureholders”) as at the Record Date will each be entitled to vote on the Plan of Arrangement at the applicable Meeting based on one vote per US$1,000 of principal amount of Senior Unsecured Notes or one vote per C$1,000 of principal amount of Convertible Debentures, respectively, held by the applicable Senior Unsecured Noteholder or Convertible Debentureholder as at the Record Date.  Holders of the Shares (the “Existing Shareholders”) as at the Record Date will be entitled to vote on the Plan of Arrangement at the Shareholders’ Meeting based on one vote per Share held as at the Record Date.

To be approved at the applicable Meetings, the Plan of Arrangement requires the affirmative vote of at least 66⅔% of the votes cast at each of such Meetings, provided that the Company has the right under the Interim Order to seek Court approval of the Plan of Arrangement even if it is not approved by the Existing Shareholders at the Shareholders’ Meeting.  As noted above, holders of approximately 90% of the Senior Unsecured Notes and approximately 50% of the Convertible Debentures have agreed to vote in favour of the Plan of Arrangement pursuant to support agreements entered into with the Company.

As set out in the Transaction Announcement, and as will be described in further detail in the Circular (as defined below): (i) Senior Unsecured Noteholders that vote in favour of the Plan of Arrangement by 5:00 p.m. (EDT) on the early consent date of May 15, 2019, as such date may be extended by Bellatrix (the “Early Consent Date”) will be entitled to receive a portion of their consideration issued in exchange for their Senior Unsecured Notes in the form of new 8.5% second lien notes due 2023 (“New Second Lien Notes”); and (ii) Convertible Debentureholders that vote in favour of the Plan of Arrangement by 5:00 p.m. (EDT) on the Early Consent Date of May 15, 2019, as such date may be extended by Bellatrix, will be entitled to receive as additional early consent consideration in exchange for their Convertible Debentures their pro rata share of new early consent common shares of Bellatrix representing approximately 5% of the Shares of Bellatrix to be outstanding immediately following the implementation of the Recapitalization Transaction (“Early Consent Common Shares”).  In order for a Senior Unsecured Noteholder to be entitled to receive New Second Lien Notes and for a Convertible Debentureholder to be eligible to receive Early Consent Common Shares under the Plan of Arrangement, such holder must submit a vote in favour of the Plan of Arrangement by 5:00 p.m. (EDT) on the Early Consent Date, make an early consent election and follow such other applicable procedures as set forth in the Interim Order and the Circular.

The deadline for Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders to submit their proxies or voting instructions in order to vote on the Plan of Arrangement and other items to be considered at the applicable Meeting is 5:00 p.m. (EDT) on May 21, 2019 (the “Voting Deadline”).

Banks, brokers or other intermediaries (each, an “Intermediary”) that hold the Senior Unsecured Notes, Convertible Debentures or Shares on a securityholder’s behalf may have internal deadlines that require securityholders to submit their votes by an earlier date in advance of the Early Consent Date and/or the Voting Deadline, as applicable, and may have internal requirements for the submission of voting instructions.  Securityholders are encouraged to contact their Intermediaries directly to confirm any such internal deadline or voting instruction requirements.

Information Circular

The management information circular for the Meetings (the “Circular”) will contain, among other things, information regarding procedures for voting on the Plan of Arrangement and eligibility for early consent consideration pursuant to the terms of the Plan of Arrangement and the Interim Order, as well as other background and material information regarding the Recapitalization Transaction.  The Company expects the mailing of the Circular to begin on or about April 26, 2019.  The Circular, the forms of proxies, the voting information and election forms and the form of letter of transmittal will also be available as follows:

  on Bellatrix’s website at www.bxe.com;

  under Bellatrix’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.html; and/or through Kingsdale Advisors by calling toll free at 1-866-229-8874 or 416-867-2272 or by email at contactus@kingsdaleadvisors.com or on Kingsdale Advisors’ website at www.KingsdaleAdvisors.com.

Any questions or requests for further information regarding voting at the Meetings or eligibility for early consent consideration should be directed to Kingsdale Advisors at 1-866-229-8874 or 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Shareholder Approvals

In connection with the Recapitalization Transaction, it is anticipated that the Company will (i) continue from the Business Corporations Act (Alberta) to the CBCA (the “Continuance”) and implement new by-laws of the Company (the “New By-laws”) in connection with the Continuance, and (ii) reduce the stated capital of its Shares by $800 million (the “Stated Capital Reduction”).  The Continuance, the New By-laws and the Stated Capital Reduction require the affirmative vote of at least 66⅔% of the votes cast at the Shareholders’ Meeting.

In addition, under the rules of the Toronto Stock Exchange (“TSX”), shareholder approval is required in connection with the Recapitalization Transaction as it is expected to (i) “materially affect control” of the Company by creating a holding in excess of 20% of the Company’s voting securities, (ii) result in dilution exceeding 25% of the outstanding common shares at an issue price that is less than the current market price, and (iii) include the issuance of common shares at an issue price that is lower than the discount to the market price permitted by the TSX (the “TSX Plan Approval Matters”).

Further, as previously disclosed in the Company’s Transaction Announcement, in connection with the Recapitalization Transaction, Bellatrix has also agreed to, on implementation of the Recapitalization Transaction, (i) amend the exercise price of the warrants (the “Second Lien Exchange Warrants”) issued to the holders of the Company’s existing 8.5% second lien notes due 2023 (the “Existing Second Lien Noteholders”), and (ii) issue to the Existing Second Lien Noteholders additional warrants on the same terms as the Second Lien Exchange Warrants which, together with the Second Lien Exchange Warrants, would be exercisable for Shares equal to approximately 5% of the number of Shares outstanding immediately following the implementation of the Recapitalization Transaction (the “Warrant Transactions”).  In connection with the Warrant Transactions, shareholder approval is also required under the rules of the TSX as the Warrant Transactions will result in (i)  the amendment of the exercise price of the Second Lien Exchange Warrants to an exercise price which exceeds the maximum discount permitted by the TSX; and (ii) the issuance of additional warrants at an exercise price which exceeds the maximum discount permitted by the TSX (collectively, the “TSX Warrant Approval Matters”).

At the Shareholders’ Meeting, Existing Shareholders will be asked to consider and vote in respect of the Plan of Arrangement and the Warrant Transactions.  By voting in respect of the Plan of Arrangement and the Warrant Transactions, Existing Shareholders will also be voting in respect of the TSX Plan Approval Matters and the TSX Warrant Approval Matters.  Existing Shareholders will also be asked to consider and vote in respect of the Continuance (including the approval of the New By-laws), the Stated Capital Reduction and certain other annual matters.

Court Approval and Implementation

If the Plan of Arrangement is approved by the requisite majorities at the Senior Unsecured Noteholders’ Meeting and the Convertible Debentureholders’ Meeting, the Company and the Bellatrix Subsidiary will attend a hearing before the Court, currently scheduled for May 28, 2019, to seek a court order approving the Plan of Arrangement (the “Final Order”).

As part of the Court approval of the Recapitalization Transaction, the Company and the Bellatrix Subsidiary will seek a permanent waiver of (i) any and all defaults resulting from the commencement of their CBCA proceedings (the “CBCA Proceedings”) or the steps or transactions related to the CBCA Proceedings or Recapitalization Transaction, and (ii) third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction.  At this time, the Interim Order provides for a stay of proceedings in favour of the Company and the Bellatrix Subsidiary in respect of any defaults resulting from their commencement of or involvement in the CBCA Proceedings, the steps contemplated by or related to the CBCA Proceedings or the proposed Recapitalization Transaction, the non-payment of any amounts due and payable in respect of the Senior Unsecured Notes or Convertible Debentures, or any cross-defaults relating to the foregoing, subject to the terms of the Interim Order.

Completion of the Recapitalization Transaction will be subject to, among other things, approval of the Plan of Arrangement by the requisite majorities of the Senior Unsecured Noteholders and the Convertible Debentureholders at the Meetings to be held on May 23, 2019, such other approvals as may be required by the Court or the TSX, other applicable regulatory approvals, the issuance of the Final Order approving of the Plan of Arrangement by the Court, and the satisfaction or waiver of applicable conditions precedent.  Subject to the receipt of all requisite approvals and the satisfaction or waiver of the other conditions to completion of the Recapitalization Transaction, the Company is working towards completing the Recapitalization Transaction by the end of May 2019.  Upon implementation, the Plan of Arrangement would bind all Senior Unsecured Noteholders, Convertible Debentureholders, and Existing Shareholders.

Additional information in connection with the implementation of the Recapitalization Transaction and the CBCA Proceedings will be made publicly available by the Company and certain additional documents relating to the Recapitalization Transaction and/or and the CBCA Proceedings will be hosted on the Company’s website (www.bxe.com) in the Investors section.

The Company’s legal advisors in connection with the Recapitalization Transaction are Goodmans LLP and Vinson & Elkins LLP and its financial advisor is National Bank Financial Inc.  Burnet, Duckworth & Palmer LLP acted as legal counsel to the special committee of the board of directors of Bellatrix.

The securities to be issued pursuant to the Recapitalization Transaction have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. The securities to be issued pursuant to the Recapitalization Transaction will be issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act (and similar exemptions under applicable state securities laws).

About Bellatrix

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “continue”, “plan”, “propose”, “would”, “will”, “believe”, “expect”, “position”, “anticipate”, “improve”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning: key terms of the Recapitalization Transaction and the effect of its implementation on the Senior Unsecured Noteholders, the Convertible Debentureholders, the Existing Shareholders and the Company; stakeholder support for the Recapitalization Transaction; the Company’s intention to reduce its debt and annual interest payments through the implementation of the Recapitalization Transaction pursuant to the Plan of Arrangement; the Company’s intention to realign its capital structure and the timing thereof; the capital structure of the Company following the implementation of the Recapitalization Transaction; the expected process for and timing of implementing the Recapitalization Transaction; the holding and timing of, and matters to be considered at the Meetings as well as with respect to voting at such Meetings; the deadlines for submitting proxies, voting instructions and elections; the scheduling of the Meetings; the matters to be considered at and voted on the Meetings; the Company’s continuance under the CBCA; the reduction of the stated capital of the Shares; the relief to be sought in the CBCA Proceedings in respect of the Plan of Arrangement; the completion of the Recapitalization Transaction, including with respect to obtaining any necessary approvals and satisfying any conditions and the expected timing thereof; the public posting of materials and information related to the Recapitalization Transaction; and the effect of the Recapitalization Transaction.

Forward-looking statements necessarily involve risks, including, without limitation, risks associated with the ability of the Company to significantly reduce its debt and annual interest payments and the terms of any such reduction; the ability of the Company to realign its capital structure and the timing thereof; the ability of the Company to implement the Recapitalization Transaction on the terms described in this press release and the Transaction Announcement; the ability of the Company to receive all necessary regulatory, court, third party and stakeholder approvals in order to complete the Recapitalization Transaction; the matters to be considered and voted on at the Meetings; the ability of the Company to achieve its financial goals including with respect to any agreement with its debtholders; the ability of the Company to operate in the ordinary course during the CBCA Proceedings, including with respect to satisfying obligations to service providers, suppliers, contractors and employees; the ability of the Company to continue as a going concern; the ability of the Company to continue to realize its assets and discharge its liabilities and commitments; the Company’s future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations); the ability of the Company to stabilize its business and financial condition; the ability of the Company to implement and successfully achieve its business priorities; the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements; the general regulatory environment in which the Company operates; the tax treatment of the Company and the materiality of any legal and regulatory proceedings; the general economic, financial, market and political conditions impacting the industry and markets in which the Company operates; the ability of the Company to sustain or increase profitability, fund its operations with existing capital and/or raise additional capital to fund its operations; the ability of the Company to generate sufficient cash flow from operations; the impact of competition; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner (particularly in light of the Company’s efforts to restructure its debt obligations); and the ability of the Company to retain members of the senior management team, including but not limited to, the officers of the Company.

Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide stakeholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; corporate production rates and reserve volumes; the impact of competition; the general stability of the economic and political environment in which Bellatrix operates; the timely receipt of any required regulatory approvals; the ability of the operator of the projects which Bellatrix has an interest in, to operate the field in a safe, efficient and effective manner; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of Bellatrix to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which Bellatrix operates; and the ability of Bellatrix to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports, including under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2018, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.